Teva Receives European Marketing Authorization for
DuoResp Spiromax® for the Treatment of Asthma and COPD

Jerusalem, April 29, 2014 – Teva Pharmaceutical Industries Ltd., (NYSE: TEVA) announced today that the European Commission has granted marketing authorization for DuoResp Spiromax® for the treatment of patients with asthma and chronic obstructive pulmonary disease (COPD) where the use of a combination of an inhaled corticosteroid and long-acting beta2-adrenoceptor agonist is appropriate.

DuoResp Spiromax® is a new, multi-dose dry-powder inhaler containing a Fixed Dose Combination (FDC) of budesonide, an inhaled corticosteroid to treat the underlying inflammation in asthma and COPD, and formoterol fumarate dihydrate, a rapid-acting and long-lasting beta2 agonist for the relief of bronchoconstriction in asthma and COPD.

“We are delighted to receive approval for DuoResp Spiromax®,” said Rob Koremans, M.D., President and CEO, Teva Global Specialty Medicines. “This is a major advance in inhalers – the need for more intuitive devices is critical and has been highlighted by healthcare professionals and patient groups. It is widely accepted that poor or inadequate inhaler technique not only negatively impacts treatment adherence, but means that patients do not obtain the full benefit from their medication.”

Koremans added, “We are extremely proud of Spiromax. Our innovative approach to the development of the product means that it offers the key features required for an ideal inhaler. DuoResp Spiromax® provides a valuable addition to currently available inhalation devices for the treatment of asthma and COPD. It is the first and important milestone in the rollout of our Respiratory portfolio in Europe.”

DuoResp Spiromax® has been demonstrated to be therapeutically equivalent to the well-established budesonide/formoterol combination. The Spiromax inhaler uses a unique technology to deliver a consistent, effective and accurate dose.

Inhaled therapy with fixed dose combinations of inhaled corticosteroids and long-acting beta-agonists is an important step in achieving good asthma and COPD control. However a substantial percentage of users of inhalers worldwide have inadequate inhaler technique and increased inhalation errors.

The Spiromax inhaler has been designed by looking at patient inhalation challenges not in terms of human error, but as a design problem to be solved. The result is an inhaler designed to improve ease of use and consistent delivery from the first to the last dose with three simple steps: open, breathe and close. Furthermore, it confirms to patients that a dose has been taken through a taste of lactose and a clear dose indicator.

Two Phase III trials in patients with persistent asthma are ongoing in Europe to compare the benefits of DuoResp Spiromax and a budesonide/formoterol multi-dose dry powder inhaler. Both studies are expected to report out in 2014.

About Asthma and COPD
30 million people in Europe are living with asthma, with an estimated 82,000 hospital admissions each year costing some €33.9 billion. COPD affects 23 million people in Europe, resulting in 1.1 million hospital admissions annually and estimated indirect and direct costs of €48.4 billion.

About Teva
Teva Pharmaceutical Industries Ltd. is a leading global pharmaceutical company, committed to increasing access to high-quality healthcare by developing, producing and marketing affordable generic drugs as well as innovative and specialty pharmaceuticals and active pharmaceutical ingredients. Headquartered in Israel, Teva is the world’s leading generic drug maker, with a global product portfolio of more than 1,000 molecules and a direct presence in approximately 60 countries. Teva’s branded businesses focus on CNS, oncology, pain, respiratory and women’s health therapeutic areas as well as biologics. Teva currently employs approximately 45,000 people around the world and reached $20.3 billion in net revenues in 2013.

Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995:
This release contains forward-looking statements, which are based on management’s current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to develop and commercialize additional pharmaceutical products; competition for our innovative products, especially COPAXONE® (including competition from orally-administered alternatives, as well as from potential purported generic equivalents); the possibility of material fines, penalties and other sanctions and other adverse consequences arising out of our ongoing FCPA investigations and related matters; our ability to achieve expected results from the research and development efforts invested in our pipeline of specialty and other products; our ability to reduce operating expenses to the extent and during the timeframe intended by our cost reduction program; our ability to identify and successfully bid for suitable acquisition targets or licensing opportunities, or to consummate and integrate acquisitions; the extent to which any manufacturing or quality control problems damage our reputation for quality production and require costly remediation; our potential exposure to product liability claims that are not covered by insurance; increased government scrutiny in both the U.S. and Europe of our patent settlement agreements; our exposure to currency fluctuations and restrictions as well as credit risks; the effectiveness of our patents, confidentiality agreements and other measures to protect the intellectual property rights of our specialty medicines; the effects of reforms in healthcare regulation and pharmaceutical pricing, reimbursement and coverage; governmental investigations into sales and marketing practices, particularly for our specialty pharmaceutical products; uncertainties related to our recent management changes; the effects of increased leverage and our resulting reliance on access to the capital markets; any failure to recruit or retain key personnel, or to attract additional executive and managerial talent; adverse effects of political or economical instability, major hostilities or acts of terrorism on our significant worldwide operations; interruptions in our supply chain or problems with internal or third-party information technology systems that adversely affect our complex manufacturing processes; significant disruptions of our information technology systems or breaches of our data security; competition for our generic products, both from other pharmaceutical companies and as a result of increased governmental pricing pressures; competition for our specialty pharmaceutical businesses from companies with greater resources and capabilities; decreased opportunities to obtain U.S. market exclusivity for significant new generic products; potential liability in the U.S., Europe and other markets for sales of generic products prior to a final resolution of outstanding patent litigation; any failures to comply with complex Medicare and Medicaid reporting and payment obligations; the impact of continuing consolidation of our distributors and customers; significant impairment charges relating to intangible assets and goodwill; potentially significant increases in tax liabilities; the effect on our overall effective tax rate of the termination or expiration of governmental programs or tax benefits, or of a change in our business; variations in patent laws that may adversely affect our ability to manufacture our products in the most efficient manner; environmental risks; and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2013 and in our other filings with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and we assume no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

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